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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                 SCHEDULE 13E-4
                                 AMENDMENT NO. 1
                                (FINAL AMENDMENT)
                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

                           WYNN'S INTERNATIONAL, INC.
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    983195108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              SEYMOUR A. SCHLOSSER
                             VICE PRESIDENT-FINANCE
                           WYNN'S INTERNATIONAL, INC.
                  500 NORTH STATE COLLEGE BOULEVARD, SUITE 700
                            ORANGE, CALIFORNIA  92868
                          TELEPHONE NO. (714) 938-3700
                             FAX NO. (714) 938-3739
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)
                              ____________________

                                    COPY TO:

                               J. JAY HERRON, ESQ.
                                O'MELVENY & MYERS
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                         NEWPORT BEACH, CALIFORNIA 92660
                          TELEPHONE NO. (714) 760-9600
                             FAX NO. (714) 669-6994
                              ____________________

                                 MARCH 26, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                              ____________________

                           CALCULATION OF FILING FEE*
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     Transaction valuation                            Amount of filing fee
     ---------------------                            --------------------
             $26,675,000                                       $5,335
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*    Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
     1934, based upon the purchase of 1,100,000 shares at $24.25 per share.



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/ X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $5,500          Filing Party: Wynn's International,
                                                        Inc.
Form or Registration No.: Schedule 13E-4  Date Filed:  March 26, 1997

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                        AMENDMENT NO. 1 (FINAL AMENDMENT)
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4


     This Amendment No. 1 (Final Amendment), dated April 30, 1997, amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on March 26, 1997 by Wynn's International, Inc., a Delaware corporation (the "Company"), in connection with its offer to purchase for cash up to 1,100,000 shares of its Common Stock, $1.00 par value per share (the "Shares") (including the associated Junior Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 3, 1989, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent), at a purchase price, net to the seller in cash, not greater than $25.00 nor less than $22.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4 and incorporated by reference therein.

     Items 8 and 9 and the Index to Exhibits of the Schedule 13E-4 are hereby supplemented and amended as follows:

ITEM 8.   ADDITIONAL INFORMATION.

     Item 8(e) is hereby amended by adding the following thereto:

     The Offer expired at 12:00 Midnight, New York City time, on Tuesday, April 22, 1997. On April 23, 1997, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit
(a)(9) and incorporated herein by reference. On April 29, 1997, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference. The Company accepted for payment 1,100,000 Shares at a purchase price of $24.25 per Share. The number of Shares properly tendered at or below the price of $24.25 per Share was 1,597,354. Such Shares (other than Shares tendered by holders of fewer than 100 Shares) were subject to a final proration factor of 68.83%. After giving effect to the Company's purchase of Shares pursuant to the Offer, the total number of Shares outstanding as of April 29, 1997 was 12,614,717 Shares.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)    Press Release issued by the Company on April 23, 1997.

(a)(10)   Press Release issued by the Company on April 29, 1997.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WYNN'S INTERNATIONAL, INC.



Dated:  April 30, 1997             /s/ Seymour A. Schlosser
                                   ----------------------------------
                                   Seymour A. Schlosser
                                   Vice President-Finance



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                                INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION
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(a)(9)         Press Release issued by the Company on April 23, 1997.

(a)(10)        Press Release issued by the Company on April 29, 1997.




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